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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*



                               ITC/\DeltaCom, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   45031T 10 4
         ---------------------------------------------------------------
                                 (CUSIP Number)

                                October 29, 2002
         ---------------------------------------------------------------
             (Date of Event Which Required Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_]  Rule 13d-1(b)

     [_]  Rule 13d-1(c)

     [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13G

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 CUSIP No. 45031T 10 4                          Page   2   of   4   Pages
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 1   NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     J. Smith Lanier, II

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 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [_]
                                                                    (b) [_]
     N/A

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 3   SEC USE ONLY


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 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
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                 5   SOLE VOTING POWER
                     0

    NUMBER OF   ----------------------------------------------------------------
     SHARES      6   SHARED VOTING POWER
  BENEFICIALLY       0
    OWNED BY
      EACH      ----------------------------------------------------------------
    REPORTING    7   SOLE DISPOSITIVE POWER
     PERSON          0
      WITH
                ----------------------------------------------------------------
                 8   SHARED DISPOSITIVE POWER
                     0

--------------------------------------------------------------------------------
 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
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 10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

     N/A
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 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0%
--------------------------------------------------------------------------------
 12  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                  SCHEDULE 13G

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 CUSIP No. 45031T 10 4                          Page   3   of   4   Pages
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          This statement amends the Schedule 13G filed by J. Smith Lanier, II
(the "Reporting Person") with the Securities and Exchange Commission on February 13, 1998, as amended by Amendment No. 1 to the Schedule 13G filed with the Commission on February 16, 1999, Amendment No. 2 to the Schedule 13G filed with the Commission on February 14, 2000, Amendment No. 3 to the Schedule 13G filed with the Commission on February 13, 2001, and Amendment No. 4 to the Schedule 13G filed with the Commission on February 11, 2002, relating to the Common Stock, par value $.01 per share (the "Common Stock"), of ITC/\DeltaCom, Inc., a Delaware corporation (the "Company").

Item 5:   Ownership of Five Percent or Less of Class:

          If this Statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

          On October 17, 2002, the U.S. Bankruptcy Court for the District of Delaware confirmed the Company's First Amended Plan of Reorganization under Chapter 11 of the Bankruptcy Code, as Further Revised, dated October 15, 2002 (the "Plan"), filed by the Company with the Bankruptcy Court. The Plan became effective on October 29, 2002, and resulted in each share of the then outstanding Common Stock being cancelled. As a result, the shares of Common Stock previously reported as beneficially owned by the Reporting Person have been cancelled. Accordingly, the Reporting Person ceased to be the beneficial owner of more than 5% of the Common Stock on October 29, 2002, the effective date of the Plan.

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                                  SCHEDULE 13G

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 CUSIP No. 45031T 10 4                          Page   4   of   4   Pages
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Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 5 to Schedule 13G is true, complete and correct.


Date:     October 31, 2002




By: /s/ J. Smith Lanier, II
   ------------------------------------
       J. Smith Lanier, II